SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Access Pharmaceuticals, Inc.*
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

00431 M209
(CUSIP Number)

Larry N. Feinberg
c/o Oracle Partners, L.P.
200 Greenwich Avenue, 3rd Floor
Greenwich, CT 06830
Telephone: (203) 862-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Rita Molesworth, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

May 20, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00431 M209	Page 2 of 14 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,660
	8	SHARED VOTING POWER 1,247,454
	9	SOLE DISPOSITIVE POWER 3,660
	10	SHARED DISPOSITIVE POWER 1,247,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,251,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00431 M209	Page 3 of 14 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,216,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,216,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,216,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.86%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00431 M209	Page 4 of 14 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 914,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 914,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 914,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.69%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00431 M209	Page 5 of 14 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 472,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 472,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.92%
14	TYPE OF REPORTING PERSON PN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 14, 2002 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on May 22, 2008 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (“Common Stock”), of Access Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  This Amendment No. 2 is being filed to, among other things, (i) amend the inadvertent inclusion in the beneficial ownership of the Reporting Persons of shares of Common Stock underlying shares of the Company’s Series A Cumulative Convertible Preferred Stock, par value $.01 per share (the “Preferred Stock”), that were subject to a contractual limitation on conversion, (ii) reflect decreases in the Reporting Persons’ beneficial ownership percentages resulting from increases in the number of shares of Common Stock outstanding, and (iii) report that, as a result of the contractual restriction on conversion of the Preferred Stock and increases in the number of shares of Common Stock outstanding, each of the Reporting Persons has ceased to be a beneficial owner of more than 5% of the outstanding Common Stock.  Capitalized terms used, but not defined, in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)  This Schedule 13D is being filed by:

(i)
Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), with respect to the shares of Common Stock directly owned by it, the shares of Common Stock into which the Preferred Stock directly owned by it are convertible (the “Conversion Shares”) and the shares of Common Stock for which the warrants to purchase Common Stock (“Warrants”) directly owned by it are exercisable (the “Warrant Shares”);

(ii)
Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional” and, together with Oracle Partners, the “Partnerships”), with respect to the shares of Common Stock directly owned by it and the Conversion Shares and Warrant Shares into which or for which the Preferred Stock and Warrants directly owned by it are convertible or exercisable;

(iii)
Oracle Associates, LLC, a Delaware limited liability company (“Oracle Associates”), which serves as the general partner of the Partnerships, with respect to the shares of Common Stock directly owned by the Partnerships and the Conversion Shares and Warrant Shares into which or for which the Preferred Stock and Warrants directly owned by the Partnerships are convertible or exercisable; and

(iv)
Mr. Larry N. Feinberg (“Mr. Feinberg”), who (A) serves as the senior managing member of Oracle Associates, (B) is the trustee of The Feinberg Family Foundation (the “Foundation”) and (C) is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the “Investment Manager”) that is the investment advisor of Oracle Offshore Limited, a Cayman Islands corporation (“Oracle Offshore”), with respect to the shares of Common Stock directly owned by the Foundation, the Partnerships and Oracle Offshore, and the Conversion Shares and Warrant Shares into which or for which the Preferred Stock and Warrants directly owned by the Partnerships and Oracle Offshore are convertible or exercisable, which he may be deemed to beneficially own by virtue of the foregoing relationships.

The Partnerships, Oracle Associates and Mr. Feinberg are hereinafter sometimes collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

The principal business of the Partnerships is to invest in securities.  The principal business of Oracle Associates is to serve as general partner to, and exercise investment discretion over securities held by, the Partnerships.  The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Partnerships and Oracle Associates are organized under the laws of the State of Delaware.  Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

On December 31, 2008, pursuant to a stock dividend paid by the Company on the Preferred Stock (the “Dividend”), Oracle Partners received 37,597 shares of Common Stock, Oracle Institutional received 15,515 shares of Common Stock and Oracle Offshore received 1,965 shares of Common Stock, without expending any funds in respect thereof.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

In connection with the winding up of Oracle Offshore, which is expected to occur on or prior to December 31, 2012, Oracle Partners intends to acquire the Common Stock, Preferred Stock and Warrants directly owned by Oracle Offshore (the “Wind Up Transfer”).  Upon the consummation of the Wind Up Transfer, the Investment Manager will cease to beneficially own shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(i)           Mr. Larry N. Feinberg

Mr. Feinberg beneficially owns the shares of Common Stock directly held by the Foundation, the Partnerships and Oracle Offshore and the Conversion Shares and Warrant Shares that the Partnerships and Oracle Offshore have a right to acquire.  Mr. Feinberg has shared voting and dispositive power over all such securities, except for the shares of Common Stock held by the Foundation, as to which he has sole voting and dispositive power.  Set forth below are the numbers of shares of Common Stock beneficially owned by Mr. Feinberg on the dates indicated.

(1)  As of May 20, 2008, the date of the filing of Amendment No. 1, Mr. Feinberg beneficially owned 16.14% of the Common Stock outstanding (based on 5,623,781 shares of Common Stock outstanding as of May 20, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(2)  As of November 14, 2008, the date subsequent to the filing of Amendment No. 1 on which Mr. Feinberg experienced a change in beneficial ownership in excess of 1% of the  Common Stock outstanding, Mr. Feinberg beneficially owned 14.15% of such Common Stock (based on 6,515,791 shares of Common Stock outstanding as of November 14, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(3)  As of March 30, 2009, the date subsequent to November 14, 2008 on which Mr. Feinberg experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Mr. Feinberg beneficially owned 8.97% of such Common Stock (based on 11,315,272 shares of Common Stock outstanding as of March 30, 2009, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(4)  As of November 13, 2009, the date subsequent to March 30, 2009 on which Mr. Feinberg experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Mr. Feinberg beneficially owned 7.81% of such Common Stock (based on 13,111,382 shares of Common Stock outstanding as of November 13, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(5)  As of May 14, 2010, the date subsequent to November 13, 2009 on which Mr. Feinberg experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Mr. Feinberg beneficially owned 6.68% of such Common Stock

(based on 15,454,839 shares of Common Stock outstanding as of May 14, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(6)  As of March 30, 2011, the date subsequent to May 14, 2010 on which Mr. Feinberg experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Mr. Feinberg beneficially owned 5.38% of such Common Stock (based on 19,337,298 shares of Common Stock outstanding as of March 30, 2011, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(7)  As of November 11, 2011, the date on which Mr. Feinberg ceased to beneficially own more than 5% of the Common Stock outstanding, Mr. Feinberg beneficially owned 4.99% of such Common Stock (based on 23,170,744 shares of Common Stock outstanding as of November 11, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible).

(8)  Mr. Feinberg’s beneficial ownership of the Common Stock outstanding as of the date of this Amendment No. 2 is reported on the applicable cover page of this Amendment No. 2.  Such beneficial ownership is based on 24,172,877 shares of Common Stock outstanding as of August 14, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible.

 (ii)           Oracle Associates, LLC

Oracle Associates beneficially owns the shares of Common Stock directly held by the Partnerships and the Conversion Shares and Warrant Shares that the Partnerships have a right to acquire.  Oracle Associates has shared voting and dispositive power over all such securities.  Set forth below are the numbers of shares of Common Stock beneficially owned by Oracle Associates on the dates indicated.

(1)  As of May 20, 2008, the date of the filing of Amendment No. 1, Oracle Associates beneficially owned 15.69% of the Common Stock outstanding (based on 5,623,781 shares of Common Stock outstanding as of May 20, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(2)  As of November 14, 2008, the date subsequent to the filing of Amendment No. 1 on which Oracle Associates experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Associates beneficially owned 13.75% of such Common Stock (based on 6,515,791 shares of Common Stock outstanding as of

November 14, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(3)  As of March 30, 2009, the date subsequent to November 14, 2008 on which Oracle Associates experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Associates beneficially owned 8.7% of such Common Stock (based on 11,315,272 shares of Common Stock outstanding as of March 30, 2009, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(4)  As of November 13, 2009, the date subsequent to March 30, 2009 on which Oracle Associates experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Associates beneficially owned 7.57% of such Common Stock (based on 13,111,382 shares of Common Stock outstanding as of November 13, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(5)  As of May 14, 2010, the date subsequent to November 13, 2009 on which Oracle Associates experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Associates beneficially owned 6.47% of such Common Stock (based on 15,454,839 shares of Common Stock outstanding as of May 14, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(6)  As of March 30, 2011, the date subsequent to May 14, 2010 on which Oracle Associates experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Associates beneficially owned 5.22% of such Common Stock (based on 19,337,298 shares of Common Stock outstanding as of March 30, 2011, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(7)  As of November 11, 2011, the date on which Oracle Associates ceased to beneficially own more than 5% of the Common Stock outstanding, Oracle Associates beneficially owned 4.85% of such Common Stock (based on 23,170,744 shares of Common Stock outstanding as of November 11, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible).

(8)  Oracle Associates’ beneficial ownership of the Common Stock outstanding as of the date of this Amendment No. 2 is reported on the applicable cover page of this Amendment No. 2.  Such beneficial ownership is based on 24,172,877 shares of

Common Stock outstanding as of August 14, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible.

(iii)           Oracle Partners, L.P.

Oracle Partners directly owns shares of Common Stock and beneficially owns the Conversion Shares and Warrant Shares it has a right to acquire.  Oracle Partners has shared voting and dispositive power over all such securities.  Set forth below are the numbers of shares of Common Stock beneficially owned by Oracle Partners on the dates indicated.

(1)  As of May 20, 2008, the date of the filing of Amendment No. 1, Oracle Partners beneficially owned 11.61% of the Common Stock outstanding (based on 5,623,781 shares of Common Stock outstanding as of May 20, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(2)  As of November 14, 2008, the date subsequent to the filing of Amendment No. 1 on which Oracle Partners experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Partners beneficially owned 10.12% of such Common Stock (based on 6,515,791 shares of Common Stock outstanding as of November 14, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(3)  As of March 30, 2009, the date subsequent to November 14, 2008 on which Oracle Partners experienced a change in beneficial ownership in excess of 1% of the Common Stock outstanding, Oracle Partners beneficially owned 6.32% of such Common Stock (based on 11,315,272 shares of Common Stock outstanding as of March 30, 2009, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(4)  As of May 14, 2010, the date on which Oracle Partners ceased to beneficially own more than 5% of the Common Stock outstanding, Oracle Partners beneficially owned 4.67% of such Common Stock (based on 15,454,839 shares of Common Stock outstanding as of May 14, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(5)  Oracle Partners’ beneficial ownership of the Common Stock outstanding as of the date of this Amendment No. 2 is reported on the applicable cover page of this Amendment No. 2.  Such beneficial ownership is based on 24,172,877 shares of Common Stock outstanding as of August 14, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible.

 (iv)           Oracle Institutional Partners, L.P.

Oracle Institutional directly owns shares of Common Stock and beneficially owns the Conversion Shares and Warrant Shares it has a right to acquire.  Oracle Institutional has shared voting and dispositive power over all such securities.  Set forth below are the numbers of shares of Common Stock beneficially owned by Oracle Institutional on the dates indicated.

(1)  As of May 20, 2008, the date of the filing of Amendment No. 1, Oracle Institutional beneficially owned 4.89% of the Common Stock outstanding (based on 5,623,781 shares of Common Stock outstanding as of May 20, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, plus the shares of Common Stock for which the applicable Warrants were then exercisable).

(2)  Oracle Institutional’s beneficial ownership of the Common Stock outstanding as of the date of this Amendment No. 2 is reported on the applicable cover page of this Amendment No. 2.  Such beneficial ownership is based on 24,172,877 shares of Common Stock outstanding as of August 14, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, plus the shares of Common Stock for which the applicable Warrants were then exercisable and into which the applicable shares of Preferred Stock were then convertible.

Item 5(c) of the Schedule 13D is hereby amended by adding thereto the following:

Since the filing of Amendment No. 1, the Reporting Persons have had no transactions in shares of Common Stock other than receipt of the Dividend.

Item 5(e) of the Schedule 13D is hereby is hereby amended by adding thereto the following:

Mr. Feinberg and Oracle Associates ceased to be the beneficial owners of more than 5% of the Common Stock on November 11, 2011.  Oracle Partners ceased to be the beneficial owner of more than 5% of the Common Stock on May 14, 2010.  Oracle Institutional ceased to be the beneficial owner of more than 5% of Common Stock prior to the filing of Amendment No. 1.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the following:  The terms of the Preferred Stock provide that the Preferred Stock held by the Reporting Persons is convertible into shares of Common Stock provided that at no time will the Preferred Stock be convertible to the extent that the Reporting Persons and their affiliates and certain other persons would receive shares which, together with the shares then beneficially owned by them, would cause their beneficial ownership of the Common Stock to exceed 4.99% of the outstanding Common Stock as determined in accordance with Section 13(d) of the Act and the rules thereunder.  The 4.99% conversion cap may be waived by the Reporting Persons on no less than

61 days’ advance notice to the Company.  As a result of this provision, the Preferred Stock directly owned by the Partnerships and Oracle Offshore did not become convertible for any shares of Common Stock until November 11, 2011.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012	LARRY N. FEINBERG

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg

Dated: October 26, 2012	ORACLE ASSOCIATES, LLC

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: October 26, 2012	ORACLE PARTNERS, L.P.

By: Oracle Associates, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: October 26, 2012	ORACLE INSTITUTIONAL PARTNERS, L.P.

By: Oracle Associates, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member